

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2019

Daniel T. Accordino
Chief Executive Officer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, New York 13203

Re: **Carrols Restaurant Group, Inc.**
     Form 10-K for the Fiscal Year Ended December 30, 2018
     Filed March 7, 2019
     Form 10-Q for the Fiscal Quarter Ended June 30, 2019
     Filed August 9, 2019
     File No. 001-33174

Dear Mr. Accordino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2018

Item 6: Selected Financial Data, page 36

1.   We note your presentation of the non-GAAP measure Restaurant-Level EBITDA and that you present this measure because it excludes the impact of general and administrative expenses which are not directly related to restaurant-level operations. Please expand your disclosure on limitations of using this measure to explain the types of general and administrative costs that are being excluded. Additionally, disclose that although these costs may not be directly related to restaurant-level operations, profits at the restaurant level would not exist without these costs. See Item 10(e)(1)(i)(C) of Regulation S-K.

2.   Financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. Please revise your presentation throughout the filing in accordance with SAB Topic 11:E.

Daniel T. Accordino
Carrols Restaurant Group, Inc.
September 12, 2019
Page 2

Form 10-Q for the Fiscal Quarter Ended June 30, 2019

Note 2: Acquisitions, page 9

3.   Please disclose a qualitative description of the factors that make up the goodwill
        recognized in the Cambridge transaction in accordance with ASC 805-30-50-1(a).

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with
any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Transportation and Leisure